Exhibit 10.9

February 1, 2001

Robert E. Davis

13272 Glencliff Way

San Diego, California 92130

Dear Bob:

We are pleased to offer you the position of Executive Vice President of Drug Discovery and Development with ACADIA Pharmaceuticals Inc. We firmly believe that with your joining our team, ACADIA will have the potential to flourish and we believe our professional association with you will be mutually rewarding. The terms of our offer are summarized below:

1.	Your salary will be $210,000 per year to be paid semi-monthly. Your salary will be reviewed annually in accordance with the standard practice of the Company. As discussed, you will be a key member of the senior management team and you will be involved in important decisions on the strategy of the Company. You will agree to devote all of your business time, attention and energies to the business of the Company. You will report to me.

2.	The Company will also provide you with a sign-on bonus of $50,000 payable immediately after your beginning employment with the Company. You agree to return such bonus to the Company if you voluntarily terminate your employment within 24 months of the start date of your employment.

3.	You will be eligible to receive an annual bonus with a target of 20% of the base salary you receive in each calendar year payable within 90 days of the end of such Calendar year. The amount of the annual bonus will be determined by the Board of Directors based upon your individual performance.

4.	You will also participate in the Company’s employee stock option plan. You will receive stock options that will vest during the period of your employment as follows: 25% on November 13, 2001 with additional vesting of 1/48th of the shares after each additional month of employment beyond November 13, 2001 through the 48th month of employment beyond November 13, 2000. The stock options that you will be entitled to, subject to the aforementioned vesting schedule and other terms of the plan, will be equal to options to purchase 121,500 shares of common stock of the Company. The exercise price of these options will be equal to the fair market value of the common shares of the Company as determined by our Board of Directors at the date of grant of the options. In the event the company is acquired or completes an Acquisition Event as defined in the Company’s 1997 Stock Option Plan, any unvested options you then hold will be immediately vested, subject to your continued employment for a period of at least six months following the completion of the Acquisition Event if so requested by the Company.

5.	Upon commencement of your employment under the terms of this offer letter, you agree that the nonstatutory stock options granted to you under the agreements dated December 4, 2000 and May 15, 2000 are canceled.

6.	In the event the Company terminates your employment or causes a material reduction in your responsibilities, in each case other than for cause as defined below, you will receive severance in the form of the continuation of your salary for the one year period following the termination of your employment plus the benefits you were receiving at the time of your termination (subject to the terms of the Company’s benefit plans) and a cash payment for your accrued vacation balance, if any, as of the date of termination. In addition, you will also be entitled to receive a bonus payment equal to the bonus, if any, you would have otherwise received had you been employed for such period. Such amount will be determined by the Board, but in any event, will not be less than the bonus received from the Company for the year immediately preceding the year of termination, prorated for the days worked in the current year up to the date of termination.

For purposes of the above, cause for termination shall be deemed to exist upon (a) a good faith finding by the Company of material failure of the Employee to perform his assigned duties for the Company, dishonesty, gross negligence or other material misconduct, or (b) the conviction of the Employee of, or the entry of a pleading of guilty or nolo contendere by the Employee to, any crime involving moral turpitude or any felony.

7.	You will receive the Company’s standard paid benefits, which includes health, dental, life, accidental death and dismemberment and short and long-term disability insurance coverage. You will also be able to utilize a Flexible Spending Arrangement that allows employees the opportunity to pay for certain childcare and medical/vision/dental costs with pretax dollars. Note that the health and dental insurance coverage for new employees is effective as of the 1st of the month following your employment start date.

8.	You will also receive 20 vacation days each year, accrued monthly, and paid holidays in accordance with the Company’s annual holiday schedule.

9.	You will have the opportunity to participate in the Company’s 401(k) plan. The plan provides for the Company to match, on a dollar for dollar basis, the employee contributions to the plan up to 5% of the employee’s annual compensation, subject to IRS limitations. The plan is managed by Fidelity Investments and provides for enrollment on the first day of each quarter.

10.	You will be required to sign the Inventions and Non-Disclosure Agreement, attached to this letter, as a condition of your employment. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

11.	The start date for your employment with ACADIA will be immediate. Both you and the Company acknowledge that they are parties to the Consulting Agreement dated November 13, 2000 and the Scientific Advisory Board Consulting Agreement dated May 5, 2000 and both parties mutually agree that these agreements are terminated immediately upon your commencement of employment under the terms of this offer letter. Any notices of termination clauses in these consulting agreements are mutually waived by both parties.

The agreement in this letter sets forth our entire understanding regarding your employment and supersedes any other negotiations, written or oral.

Bob, we are very confident that your joining the ACADIA team will prove extremely beneficial to both you and the Company and its stockholders. If you have any questions, please do not hesitate to discuss them with me.

Please indicate your agreement with the above terms by signing below and returning to me.

Sincerely,

/s/ MARK R. BRANN

Mark R. Brann President and Chief Scientific Officer

Accepted and agreed:

/s/ ROBERT E. DAVIS	February 1, 2001

Robert E. Davis	Date

Attachments: Invention and Non-Disclosure Agreement